1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC Reports Fourth Quarter EPS of NT$1.57
Hsin-Chu, Taiwan, R.O.C., January 27, 2011 — TSMC today announced consolidated revenue of NT$110.14 billion, net income of NT$40.72 billion, and diluted earnings per share of NT$1.57 (US$0.26 per ADR unit) for the fourth quarter ended December 31, 2010.
Year-over-year, fourth quarter revenue increased 19.6% while net income increased 24.7% and diluted EPS increased 24.6%. Compared to third quarter of 2010, fourth quarter results represent a 1.9% decrease in revenue, 13.2% decrease in net income and 13.3% decrease in diluted EPS. In US dollars, fourth quarter revenue grew 3.1% from third quarter 2010 and 27.2% year-over-year. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Gross margin for the quarter was 49.8%, operating margin was 37.7%, and net margin was 37%.
Fourth quarter revenue and margins were obtained based on the exchange rate of NTD 30.4 to 1 USD, which is calculated based on a transaction-based weighted average of the NTD to USD exchange rate over the quarter.
In the fourth quarter, demand for TSMC’s wafers remained strong, with increases in wafer shipments in communication segment offsetting decreases in computer and consumer segments.
40-nanometer process technology accounted for 21% of total wafer revenues, 65-nanometer accounted for 31%. These advanced technologies exceeded 50% of total wafer sales for the first time and accounted for 52% of total revenues.
“For the first quarter of 2011, we expect the demand to be stronger than seasonal,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption, management expects overall performance for first quarter 2011 to be as follows”:
•	Revenue is expected to be between NT$105 billion and NT$107 billion;

•	Gross profit margin is expected to be between 47% and 49%;

•	Operating profit margin is expected to be between 35% and 37%.
TSMC further expects 2011 capital expenditures to be about US$7.8 billion.

TSMC’s 2010 fourth quarter consolidated results:
(Unit: NT$ million, except for EPS)

	4Q10	4Q09	YoY	3Q10		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	110,142	92,094	19.6	112,247		(1.9)
Gross profit	54,818	44,695	22.6	56,125		(2.3)
Income from operations	41,513	33,642	23.4	43,066		(3.6)
Income before tax	42,882	35,368	21.2	49,675		(13.7)
Net income	40,720	32,666	24.7	46,940		(13.2)
EPS (NT$)	1.57 **	1.26 ***	24.6	1.81	****	(13.3)

*	2010 fourth quarter figures have not been approved by Board of Directors

**	Based on 25,921 million weighted average outstanding shares

***	Based on 25,916 million weighted average outstanding shares

****	Based on 25,919 million weighted average outstanding shares
# # #

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-566-4602	Corporate Communication Division	PR Department	PR Department
	Tel: 886-3-568-2085	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-988-937999	Ext. 7126216	Ext. 7125786
	E-Mail: elizabeth_sun@tsmc.com	Mobile: 886-926-026632	Mobile: 886-988-930039
		E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 27, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer